EXHIBIT 99.1

Brookfield Renewable Announces Strong First Quarter Results

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, May 02, 2019 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today reported financial results for the three months ended March 31, 2019.

“We had a strong start to the year as we executed on key initiatives across our business, including delivering operational performance, investing in growth, and bolstering our liquidity position to over $2.3 billion,” said Sachin Shah, CEO of Brookfield Renewable. “Looking ahead, our investment strategy coupled with our ability to self-fund our business positions us well to deliver strong results to unitholders during all points in the economic cycle.”

Financial Results

For the period ended March 31
US$ millions (except per unit or otherwise noted)	Three Months Ended
Unaudited	2019	2018
Total generation (GWh)
- Actual generation	14,125	12,880
- Long-term average generation	13,761	12,852
Brookfield Renewable's share
- Actual generation	7,246	6,694
- Long-term average generation	6,776	6,351
Funds From Operations (FFO)(1)	$227	$193
Per Unit(1)(2)	$0.73	$0.62
Net Income Attributable to Unitholders	$43	$8
Per Unit(2)	$0.14	$0.03

 (1) Non-IFRS measures. Refer to  “Cautionary Statement Regarding Use of Non-IFRS Measures”.
 (2) For the three months ended March 31, 2019, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 311.1 million (2018: 312.7 million).

Brookfield Renewable reported Net Income of for the three months ended March 31, 2019 of $43 million or $0.14 per unit compared to net income of $8 million or $0.03 per unit for the same period in 2018. Funds from Operations was $227 million or $0.73 per unit for the three months ended March 31, 2019 compared to $193 million or $0.62 per unit for the same period in 2018. This reflects growth of 18%. These strong results were supported by our execution on operating and growth initiatives.

Brookfield Renewable First Quarter Highlights

  Generated FFO per unit of $0.73, an 18% increase over the prior year;
  Agreed to invest approximately $630 million of capital (~$160 million net to BEP) across two transactions (one in Canada and one in India) at returns commensurate with our long-term targets;
  Commissioned a 19 megawatt hydroelectric facility in Brazil, and advanced an additional 134 megawatts of hydro, wind, storage and rooftop solar construction projects globally;
  Raised over $400 million of proceeds through asset sale initiatives and the issuance of preferred units, and ended the quarter with $2.3 billion of available liquidity;
  Reduced our FFO payout ratio on an annualized basis to below 90%.

Investments

In March 2019, we, together with our institutional partners, agreed to invest C$750 million (C$188 million net to BEP) in 7% convertible securities of TransAlta Corporation, the largest power producer in Alberta, Canada. The investment will occur in two tranches; C$350 million was funded at initial closing on May 1st, and C$400 million will be funded in October 2020. The convertible securities provide us with the option to convert into an interest in TransAlta’s 813 megawatt portfolio of high quality hydroelectric assets in Alberta between 2025 and 2028, based on a multiple of 13 times the average annual EBITDA over the three years prior to conversion. As part of the transaction, we also agreed to increase our ownership of TransAlta’s common shares from approximately 5% today to over 9%. The TransAlta investment was the culmination of a multi-year dialogue and establishes a strategic relationship with the company to help advance its growth strategy as it transitions to a low carbon energy future.

In India, we have been assessing opportunities over the last number of years but have generally remained patient as valuations remain high. Today, we are seeing compelling opportunities driven by capital constraints in the renewable power sector. We are pleased to announce that in April we entered into an agreement to acquire two wind farms totaling 210 megawatts in India for $70 million ($18 million net to BEP), bringing our total portfolio in that country to 510 megawatts. These assets are high quality, recently constructed with a track record of operating performance, and are fully contracted under a long-term, 25 year power purchase agreement with a credit-worthy utility.

Operations

During the first quarter, we generated FFO of $227 million, up from $193 million in the prior year.

Our business continues to benefit from growing resource diversity, limited off-taker concentration risk, and the build-out of our development pipeline. During the quarter, overall generation exceeded long-term average by 7%. As we have stated for many years, we do not manage the business based on under- or over-performance of generation relative to the long-term average and do not factor this into our planning. Instead, our focus remains on diversifying the business which, over the long term, mitigates exposure to resource volatility, regional or market disruptions, and potential credit events. For example, given the breadth of our business, the recent events with PG&E will have no impact on our business (less than 0.1% of exposure). Furthermore, our single largest non-government third-party customer represents only 3% of generation, providing strong downside protection and safeguarding our cash flows.

During the first quarter, our hydroelectric segment contributed $218 million to FFO. In North America, generation was above the long-term average, and we ended the quarter with above-average reservoir levels in Canada and PJM where we have significant seasonal storage flexibility. Additionally, we saw strong results in South America, supported by high prices for our energy and ancillary products.

We continue to make progress on contracting initiatives for our hydroelectric portfolio, signing 15 contracts in the quarter for a total of approximately 2,300 gigawatt-hours per year. Our focus in Colombia and Brazil has been to lengthen the term of our power purchase contracts, as power price volatility in these markets provides an opportunity to stabilize future revenues while locking in upside as our contracts are generally at or below market.

Our wind and solar businesses contributed $67 million to FFO during the quarter, a 43% increase relative to the prior year as we benefitted from acquisitions and contributions from recently commissioned projects. We continue to generate stable revenues from these assets as we benefit from the diversification of our fleet and highly contracted cash flows with long duration power purchase agreements. Our storage facilities and other operations, which are not reliant on power prices but rather sell services to the grid contributed $7 million to FFO during the quarter.

We commissioned a 19 megawatt hydroelectric facility in Brazil from our development pipeline during the quarter.  In addition, we continue to build out 134 megawatts of hydroelectric, wind, solar and storage projects that are currently under construction that are expected to contribute $13 million to FFO once commissioned. We are also advancing our global hydro, wind, solar and distributed generation development pipeline, including 636 megawatts of construction-ready and advanced stage projects through final permitting and securing a route-to-market. We are also assessing 220 megawatts of repowering projects in New York, California and Hawaii, all markets where renewables play a critical role in providing low cost, clean energy.

Balance Sheet and Liquidity

Our balance sheet remains strong with $2.3 billion of available liquidity at quarter-end. We have no material debt maturities over the next four years and our overall debt duration is 10 years. We remain well protected from foreign exchange volatility due to our hedging program. Accordingly, an overall 10% move in the currencies of markets we operate in would have an overall 4% impact to our FFO.

During the quarter we raised $400 million through asset sales and the issuance of preferred units. We completed the sale an additional 25% interest in a portfolio of Canadian hydroelectric assets. We also advanced the sales of our non-core portfolios in South Africa, Thailand and Malaysia that, once closed, will generate an additional $90 million of total liquidity net to BEP.

Distribution Declaration

The next quarterly distribution in the amount of $0.515 per LP Unit, is payable on June 28, 2019 to unitholders of record as at the close of business on May 31, 2019. Brookfield Renewable targets a sustainable distribution with increases targeted on average at 5% to 9% annually.

The quarterly dividends on Brookfield Renewable’s preferred shares and preferred LP units have also been declared.

Distribution Currency Option

The quarterly distributions payable on the Partnership’s LP Units are declared in U.S. dollars. Unitholders resident in the United States will receive payment in U.S. dollars and unitholders resident in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada daily average exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day.

Registered unitholders resident in Canada who wish to receive a U.S. dollar distribution and registered unitholders resident in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of its LP Units who are resident in Canada to acquire additional LP Units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on our website at https://bep.brookfield.com/stock-and-distribution/distributions/drip.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on our website at https://bep.brookfield.com.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 17,000 megawatts of installed capacity and an 8,000 megawatt development pipeline. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $365 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:
Media:	Investors:
Claire Holland	Divya Biyani
Vice President - Communications	Director – Investor Relations
(416) 369-8236	(416) 369-2616
claire.holland@brookfield.com	divya.biyani@brookfield.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable’s 2019 First Quarter Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Renewable’s website at https://bep.brookfield.com.

The conference call can be accessed via webcast on May 2, 2019 at 9:00 a.m. Eastern Time at https://edge.media-server.com/m6/p/hz56brma or via teleconference at 1-866-688-9430 toll free in North America. If dialing from outside Canada or the U.S., please dial 1-409-216-0817 at approximately 8:50 a.m. Eastern Time. When prompted, enter the conference ID, 3444318. A recording of the teleconference can be accessed through May 9, 2019 at 1-855-859-2056, or from outside Canada and the U.S. please call 1-404-537-3406. When prompted, enter the conference ID, 3444318.

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding our expected liquidity, the expected closing of the sales of our non-core portfolios in South Africa, Thailand and Malaysia, the expected closing of the second tranche of our investment in TransAlta, the expected increase in our ownership of TransAlta common shares, the expected closing of our acquisition of certain wind farms in India, the expected proceeds from opportunistically recycling capital, as well as the benefits from acquisitions and Brookfield Renewable’s global scale and resource diversity. They also include statements regarding the strengthening of its trading and commercial capabilities, statements regarding the progress towards completion of development projects, and the expected contribution of development projects to future generation capacity and cash flows. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include economic conditions in the jurisdictions in which we operate; our ability to sell products and services under contract or into merchant energy markets; weather conditions and other factors which may impact generation levels at our facilities; our ability to grow within our current markets or expand into new markets; our ability to complete development and capital projects on time and on budget; our inability to finance our operations or fund future acquisitions due to the status of the capital markets; the ability to effectively source, complete and integrate new acquisitions and to realize the benefits of such acquisitions; health, safety, security or environmental incidents; changes to government regulations; regulatory risks relating to the power markets in which we operate, including relating to the regulation of our assets, licensing and litigation; risks relating to our internal control environment; our lack of control over all of our operations; contract counterparties not fulfilling their obligations; and other risks associated with the construction, development and operation of power generating facilities.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to Adjusted EBITDA, FFO and FFO per Unit which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, FFO and FFO per Unit used by other entities. We believe that Adjusted EBITDA, FFO and FFO per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of Adjusted EBITDA, FFO or FFO per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. For a reconciliation of Adjusted EBITDA, FFO and FFO per Unit to the most directly comparable IFRS measure, please see “– Reconciliation of non-IFRS measures” below and “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures” included in our Management’s Discussion and Analysis for the three months ended March 31, 2019.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

_________________________________________________

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED
FOR THE THREE MONTHS ENDED MARCH 31
(MILLIONS, EXCEPT AS NOTED)	2019	2018
Revenues	$825	$793
Other income	8	9
Direct operating costs	(254)	(256)
Management service costs	(21)	(21)
Interest expense – borrowings	(173)	(180)
Share of earnings from
equity-accounted investments	32	-
Foreign exchange and	(18)	8
unrealized financial instruments (loss) gain
Depreciation	(200)	(213)
Other	(2)	(44)
Income tax expense
Current	(24)	(7)
Deferred	(20)	(9)
	(44)	(16)
Net income	$153	$80
Net income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	$94	$56
General partnership interest in a holding
subsidiary held by Brookfield	-	-
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	18	3
Preferred equity	6	7
Preferred limited partners' equity	10	9
Limited partners' equity	25	5
	$153	$80
Basic and diluted earnings per LP Unit	$0.14	$0.03

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED	Mar 31	Dec 31
(MILLIONS)	2019	2018
Assets
Cash and cash equivalents	$177	$173
Trade receivables and other financial assets	1,068	992
Equity-accounted investments	1,601	1,569
Property, plant and equipment, at fair value	29,252	29,025
Goodwill	847	828
Deferred income tax and other assets	1,536	1,516
Total Assets	$34,481	$34,103
Liabilities
Corporate borrowings	$1,668	$2,334
Non-recourse borrowings	8,425	8,384
Accounts payable and other finacial liabilities	1,157	772
Deferred income tax liabilities	4,219	4,140
Other liabilities	1,414	1,267
Equity
Non-controlling interests
Participating non-controlling interests - in operating	8,456	8,129
General partnership interest in a holding subsidiary held by Brookfield	66	66
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	3,221	3,252
Preferred equity	580	568
Preferred limited partners' equity	833	707
Limited partners' equity	4,442	4,484
Total Equity	17,598	17,206
Total Liabilities and Equity	$34,481	$34,103

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED
THREE MONTHS ENDED MARCH 31
(MILLIONS)	2019	2018
Operating activities
Net income	$153	$80
Adjustments for the following non-cash items:
Depreciation	200	213
Foreign exchange and
unrealized financial instrument loss	20	7
Share of earnings from
equity-accounted investments	(32)	-
Deferred income tax expense	20	9
Other non-cash items	17	-
Net change in working capital	(11)	(9)
	367	300
Financing activities
Net corporate borrowings	(341)	7
Net subsidiary borrowings	5	(451)
Capital contributions from participating non-controlling
interests - in operating subsidiaries	247	4
Issuance of preferred limited partnership units	126	196
Repurchase of LP Units	(1)	-
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries	(134)	(176)
To preferred shareholders	(6)	(7)
To preferred limited partners' unitholders	(9)	(8)
To unitholders of Brookfield Renewable or BRELP	(171)	(160)
	(284)	(595)
Investing activities
Acquisitions net of cash and
cash equivalents in acquired entity	-	(12)
Investment in property, plant and equipment	(29)	(52)
Disposal of securities	5	38
Restricted cash and other	(55)	(78)
	(79)	(104)
Foreign exchange gain on cash	-	4
Cash and cash equivalents
Increase (decrease)	4	(395)
Balance, beginning of period	173	799
Balance, end of period	$177	$404

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED MARCH 31

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended March 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO		Net Income (Loss)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Hydroelectric
North America	3,849	3,765	3,300	3,439	$262	$261	$195	$191	$152	$146	$67	$67
Brazil	1,090	1,038	980	957	65	69	49	51	40	41	17	1
Colombia	765	768	844	844	62	53	38	31	26	21	20	12
	5,704	5,571	5,124	5,240	389	383	282	273	218	208	104	80
Wind
North America	850	645	960	697	63	54	48	41	29	26	4	(6)
Europe	274	165	308	155	28	17	20	11	17	8	11	(1)
Brazil	106	103	151	118	7	8	5	5	2	3	(3)	(1)
Asia	39	32	38	34	2	2	1	1	1	-	(1)	(1)
	1,269	945	1,457	1,004	100	81	74	58	49	37	11	(9)
Solar	199	115	195	107	38	18	32	16	18	10	9	(2)
Storage & Other	74	63	-	-	24	17	11	9	7	5	-	(12)
Corporate	-	-	-	-	-	-	(4)	(5)	(65)	(67)	(81)	(49)
Total	7,246	6,694	6,776	6,351	$551	$499	$395	$351	$227	$193	$43	$8

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and FFO and provides a reconciliation to net income (loss) attributable to Unitholders for the three months ended March 31, 2019:

							Contribution
	Attributable to Unitholders						from	Attributable
	Hydroelectric	Wind	Solar	Storage	Corporate	Total	equity	to non-	As per
				and			accounted	controlling	IFRS
($ MILLIONS)				Other			investments	interests	financial(1)
Revenues	389	100	38	24	-	551	(91)	365	825
Other income	2	2	1	-	2	7	(4)	5	8
Direct operating costs	(109)	(28)	(7)	(13)	(6)	(163)	29	(120)	(254)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	66	7	73
Adjusted EBITDA	282	74	32	11	(4)	395	-	257
Management service costs	-	-	-	-	(21)	(21)	-	-	(21)
Interest expense - borrowings	(55)	(24)	(14)	(4)	(24)	(121)	24	(76)	(173)
Current income taxes	(9)	(1)	-	-	-	(10)	1	(15)	(24)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	(10)	(10)	-	-	(10)
Preferred equity	-	-	-	-	(6)	(6)	-	-	(6)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	(25)	(4)	(29)
Share of FFO
attributable to non-controlling interests	-	-	-	-	-	-	-	(162)	(162)
FFO	218	49	18	7	(65)	227	-	-
Depreciation	(82)	(55)	(13)	(6)	(1)	(157)	33	(76)	(200)
Foreign exchange and
unrealized financial instrument loss	1	(2)	-	(1)	(16)	(18)	1	(1)	(18)
Deferred income tax expense	(18)	20	16	-	6	24	(35)	(9)	(20)
Other	(15)	(1)	(12)	-	(5)	(33)	13	18	(2)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	(12)	-	(12)
Net loss attributable to
non-controlling interests	-	-	-	-	-	-	-	68	68
Net income (loss) attributable to Unitholders(2)	104	11	9	-	(81)	43	-	-	43

 (1) Share of earnings from equity-accounted investments of $32 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $94 million is comprised of amounts found on Share of FFO attributable to non-controlling interests and Net loss attributable to non-controlling interests.
 (2) Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table reflects Adjusted EBITDA and FFO and provides a reconciliation to net income (loss) attributable to Unitholders for the three months ended March 31, 2018:

	Attributable to Unitholders						Contribution	Attributable
	Hydroelectric	Wind	Solar	Storage	Corporate	Total	from equity	to non-	As per
				and			accounted	controlling	IFRS
($ MILLIONS)				Other			investments	interests	financials(1)
Revenues	383	81	18	17	-	499	(39)	333	793
Other income	2	1	2	-	1	6	(2)	5	9
Direct operating costs	(112)	(24)	(4)	(8)	(6)	(154)	13	(115)	(256)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	28	8	36
Adjusted EBITDA	273	58	16	9	(5)	351	-	231
Management service costs	-	-	-	-	(21)	(21)	-	-	(21)
Interest expense - borrowings	(61)	(20)	(6)	(4)	(25)	(116)	9	(73)	(180)
Current income taxes	(4)	(1)	-	-	-	(5)	-	(2)	(7)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	(9)	(9)	-	-	(9)
Preferred equity	-	-	-	-	(7)	(7)	-	-	(7)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	(9)	(8)	(17)
Share of FFO
attributable to non-controlling interests	-	-	-	-	-	-	-	(148)	(148)
FFO	208	37	10	5	(67)	193	-	-
Depreciation	(100)	(39)	(6)	(6)	-	(151)	12	(74)	(213)
Foreign exchange and
unrealized financial instrument loss	-	(1)	(2)	1	7	5	-	3	8
Deferred income tax expenses (recovery)	(15)	(6)	(1)	-	15	(7)	2	(4)	(9)
Other	(13)	-	(3)	(12)	(4)	(32)	5	(17)	(44)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	(19)	-	(19)
Net loss attributable to
non-controlling interests	-	-	-	-	-	-	-	92	92
Net income (loss) attributable to Unitholders(2)	80	(9)	(2)	(12)	(49)	8	-	-	8

 (1) Share of earnings from equity-accounted investments of nil million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $56 million is comprised of amounts found on Share of FFO attributable to non-controlling interests and Net loss attributable to non-controlling interests.
 (2) Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table reconciles net income attributable to Unitholders and earnings per unit, the most directly comparable IFRS measures, to FFO, and FFO per unit, both non-IFRS financial metrics for the three months ended March 31:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018
Net income attributable to:
Limited partners' equity	$25	$5	$0.14	$0.03
General partnership interest in a holding
subsidiary held by Brookfield	-	-	-	-
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units
held by Brookfield	18	3	-	-
Net income attributable to Unitholders	$43	$8	$0.14	$0.03
Adjusted for proportionate share of:
Depreciation	157	151	0.50	0.49
Foreign exchange and
unrealized financial instruments loss (gain)	18	(5)	0.06	(0.02)
Deferred income tax (recovery) expense	(24)	7	(0.08)	0.02
Other	33	32	0.11	0.10
FFO	$227	$193	$0.73	$0.62
Weighted average units outstanding(1)			311.1	312.7

  (1) Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.